Exhibit 8.1

Date: February 10, 2025

Top Win International Limited，

33/F Sunshine Plaza,
353 Lockhart Road, Wan Chai, Hong Kong，

RE: Legal opinions

Dear Sirs/Madams,

We are qualified lawyers of the People’s Republic of China (the “PRC”) and as such are qualified to issue this opinion (“Opinion”) with respect to all laws, regulations, statutes, rules, decrees, guidelines, notices, and judicial interpretations and other legislations of the PRC currently in force and publicly available as of the date hereof (hereinafter referred to as the “PRC Laws”). For the purpose of this Opinion, the PRC excludes the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region, and Taiwan.

We are acting as the PRC counsel of Top Win International Limited (the “Company”) in connection with (a) the proposed initial public offering (the “Offering”) of ordinary shares of par value $0.0005 by the Company as set forth in the Company’s registration statement on Form F-l, including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “SEC”) in relation to the Offering, and (b) the proposed listing and trading of the Company’ s ordinary shares on the Nasdaq Capital Market (“NASDAQ”).

For the purpose of giving this Opinion, we have examined the Registration Statement, originals or copies, certified or otherwise identified to our satisfaction, of corporate records, agreements, documents and other instruments provided to us and such other documents or certificates issued by governmental authorities or representations made by officials of government authorities or other public organizations and by officers or representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth (collectively, the “Reviewed Documents”)..

Other than the Reviewed Documents which we have reviewed for the purpose of this letter, we have not reviewed any other document or carried out any other enquiries or investigation (including without limitation, any due diligence on the business and operations of the Company) for the purposes of giving this letter. Our opinion herein is accordingly subject to there not being anything contained in any document not reviewed by us or any information not disclosed to us that may, if so reviewed by or disclosed to us, require us to vary or amend this letter or make any further inquiry or investigation which would, in our judgement, be necessary or appropriate, for the purposes of expressing the opinions set forth.

In rendering the opinions expressed below, we have assumed:

(a)	the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;

(b)	the truthfulness, accuracy and completeness of all corporate minutes, resolutions and documents of or in connection with the Company as they were presented to us;

(c)	that the documents and the corporate minutes and resolutions which have been presented to us remain in full force and effect as of the date hereof and have not been revoked, amended, varied or supplemented, except as noted therein;

(d)	in response to our due diligence inquiries, requests and investigation for the purpose of this Opinion, all the relevant information and materials that have been provided to us by the Company, including all factual statements in the documents and all other factual information provided to us by the Company, and the statements made by the Company and relevant government officials, are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company and/or other relevant entities and/or upon representations made by such persons in the course of our inquiry and consultation;

(e)	that all parties to the documents provided to us in connection with this Opinion have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and

(f)	with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the PRC and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

The making of the above assumptions does not imply that we have made any enquiry to verify any assumption (other than as expressly stated in this letter). No assumption specified above is limited by reference to any other assumption.

Part Ⅰ

Based on the foregoing and subject to the qualifications set out below, we hereby provide the following analysis of the newly amended Securities Law of the PRC (the “New Securities Law”).

(a)	According to the Constitutional Law of the PRC, which was promulgated on September 20, 1954 and last amended on March 11, 2018, the State may establish special administrative regions when necessary, the systems to be carried out in special administrative regions shall be prescribed by laws enacted by the National People’s Congress (the “NPS”) in light of the specific conditions. On April 4, 1990, the NPS promulgated the Basic Law of Hong Kong of the PRC (the “Basic Law”), which became effective on July 1, 1997, it stipulates that Hong Kong is a special administrative region of the PRC with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication.

Under the principle of “one country, two systems”, and the PRC national laws, except for those listed under Annex III to the Basic Law, or the Annex III, shall not be applied to Hong Kong. Moreover, under the Basic Law, the PRC national laws listed under the Annex III shall be confined to those relating to national defense, foreign affairs and other matters that are not within the scope of autonomy. As of the date this Opinion, the New Securities Law, which was amended on December 28, 2019 and became effective on March 1, 2020， are not included in the Annex III, thus shall not be applied to Hong Kong.

Further, the New Securities Law uses the concept of “domestic” and “overseas”, which typically understood to mean the jurisdiction of mainland China and a jurisdiction outside mainland China (including Hong Kong). For example, Article 2 of the New Securities Law provides that “the provisions of this Law shall apply to the offering and trading of shares, corporate bonds, depository receipts and other securities determined by the State Council pursuant to the law within the territory of the PRC”, and Article 224 provides that “domestic enterprises issuing securities overseas directly or indirectly or listing their securities overseas shall comply with the relevant provisions of the State Council.” Therefore, given this context, being companies duly incorporated in Hong Kong , with all of its operations conducted in Hong Kong with a listing in connection application on NASDAQ, the New Securities Law shall not be applied to the Company.

(b)	Even if the Company established any subsidiary with any entity in the PRC or expanded its operations to the PRC in the future, in which case Article 177 would apply to the Company, we are of the opinion that Article 177 did not prohibit the Company, as a company duly incorporated in Cayman Islands, with all of its operations conducted in Hong Kong and in connection with a listing application on NASDAQ and/or potentially once listed on NASDAQ, from providing the required documents and/or materials to NASDAQ, in connection with NASDAQ’s regulatory responsibilities related to oversight of its issuer companies, for the following reasons:

Article 177 provides that the securities regulatory authority of the PRC State Council may collaborate with its counterparts of other countries or regions in order to monitor and oversee cross-border securities activities. It further provides that a foreign securities regulatory authority is not allowed to conduct any official investigation or the collection of evidence directly within the territory of the PRC, and that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities for foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. Thus, we can reach the conclusion that Article 177 is applicable in the limited circumstances relating to direct investigations and collection of evidence conducted by foreign authorities within the territory of the PRC. In such cases, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent from Chinese authorities.

In addition, in conjunction with Article 173, we can also conclude that the New Securities Law clearly provides that when overseas securities authorities conduct an investigation or conduct evidence collection through cooperation with China Securities Regulatory Commission (the “CSRC”) in China, the parties under investigation are required to truthfully provide relevant documents and materials.

Although Article 177 was newly added to the New Securities Law, the principle behind it had long existed. For example, Article 277 of the Civil Procedure Law of the PRC, which was promulgated on April 9, 1991, last amended on June 27, 2017, and effected on July 1, 2017, similarly provides that except for the specified circumstances herein (through the channels prescribed in international treaties concluded or acceded to by the PRC, or through diplomatic channels), no foreign authority or individual shall, without prior consent from the competent authorities of the PRC, conduct any investigation or collect evidence within the territory of the PRC. The Provisions on Strengthening Confidentiality and Archives Administration of Overseas Issuance and Listing of Securities, published by the CSRC on October 20, 2009, also had the similar regulations.

Nevertheless, this rule has not prohibited issuers from providing the required documents and/or materials for overseas securities regulatory agencies, such as NASDAQ and the SEC, in previous years. In a press conference on April 27, 2020, the CSRC stated that the CSRC has always taken a positive attitude towards cross-border regulatory cooperation and supported overseas securities authorities to investigate and deal with the financial fraud of listed companies in their jurisdictions.

Based on the above and to our knowledge, we are of the opinion that Article 177 does not apply to documents and/or materials submitted to NASDAQ in connection with the Company’s application, and potentially, documents and/or materials requested by NASDAQ from the Company, once listed, in connection with NASDAQ’s regulatory responsibilities related to oversight of its issuer companies.

The above analysis has not been confirmed with the CSRC.

Part Ⅱ

(a) On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law” (the“PIPL”)，which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

The Data Security Law of the People’s Republic of China (the “DSL”), adopted at the 29th Session of the Standing Committee of the Thirteenth National People’s Congress of the People’s Republic of China on June 10, 2021, is hereby promulgated, effective September 1, 2021.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the National Development and Reform Commission, Ministry of Industry and Information Technology, The Ministry of Public Security, the Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

(b) According to Article 41 of PIPL and Article 33 of DSL, domestic organizations and individuals need to obtain approval from the competent authorities of China only if they want to provide data stored in the People’s Republic of China to foreign judicial or law enforcement agencies. The Company does not need to obtain approval from relevant Chinese authorities when it is not required to provide data stored in the People’s Republic of China to foreign judicial or law enforcement authorities.

(c) Based on our understanding of the PRC laws that are currently in effect, we do not believe that the Company is deemed to be a “personal information processor”, “critical infrastructure information operator”, “personal information processor who has a large user base and/or operates complex types of businesses”, or “entrusted party “under the PIPL and the DSL to the Company, the reasons are as follows：

Personal information processor

As per Article 73 of the PIPL, “personal information processor” refers to an organization or individual that independently decides on the purposes and methods of processing during personal information processing activities. According to Article 4 of the PIPL, personal information processing includes, but is not limited to, the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information.

The Company’s Hong Kong subsidiary is only engaged as a wholesaler in the business of trading, distribution, and retail of luxury watches of international brands. Furthermore, According to the company’s confirmation, the Company’s Operating Subsidiary is not involved in any business activities related to information processing, they have not used and do not intend to use any personal information collected for profit.

Critical information infrastructure operator

According to Article 31 of the DSL, the security management of cross-border transfer of important data collected and generated by operators of key information infrastructure during their operations in the territory of the People’s Republic of China shall be governed by the Cybersecurity Law of the People’s Republic of China. Combined with Regulation on Protecting the Security of Critical Information Infrastructure Article 2, for the purposes of this Regulation, critical information infrastructure operator means any of network facilities and information systems in important industries and fields—such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and science, technology and industry for national defense—that may seriously endanger national security, national economy and people’s livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked. The Company’s Operating Subsidiary is not involved in any of the industry categories listed in the above regulations and are not considered critical information infrastructure operators.

Personal information processor who has a large user base and/or operates complex types of businesses

Under the context of PIPL and DSL, there is no specific definition as to “personal information processor who has a large user base and/or operates complex types of businesses”. According to Article 9 of Information security technology — Requirements of privacy policy of Internet platforms, products and service, large Internet platform operator is an Internet platform operator that has more than 50 million users, handles a large amount of personal information and important data, and has a strong social mobilization capacity and dominant market position. Therefore, personal information processor who has a large user base should satisfy the above-mentioned definition. Based on the standard stated above, we believe that the Company’s Hong Kong subsidiary is not a personal information processor who has a large user base and/or operates complex types of business. According to the Company’s confirmation, the Operating Subsidiary of the Company has only collected and stored personal information of four (4) Mainland China individuals in total, far less than the stipulated statutory limits.

Entrusted party

According to Article 21 of the PIPL, a personal information processor commissioning the processing of personal information shall agree with the commissioned party on the purposes and period of the commissioned processing, processing methods, categories of personal information, protection measures, as well as the rights and obligations of both parties, among others, and oversee the personal information processing activities of the commissioned party. The business of the Company’s Operating Subsidiary does not involve entrusting or being entrusted with the handling of personal information and the Company’s Operating Subsidiary is not “entrusted party” under the PIPL.

Based on our understanding of the PRC laws that are currently in effect, the Company and its Hong Kong subsidiary will not be deemed to be an “operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, on the basis that: (a) as of the date of this opinion, the Operating Subsidiary of the Company has only collected and stored personal information of four (4) Mainland China individuals in total, far less than one million users as specified by the Measures for Cybersecurity Review; (b) the Company does not place any reliance on collection and processing of any personal information to maintain its business operation; and (c) as of the date of this opinion, neither the Company nor its subsidiary has been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review.

As of the date of this opinion, as confirmed by the Company, the Company has not received any order from any competent PRC authority or any complaint from any citizen or organization claiming that the Company endangers national security, public interests or the legal rights and interests of any citizen and organization. The Company has not received any order from any competent PRC authorities indicating that the Company is in violation with any PRC laws and regulations regarding personal information and data security or requiring the Company to seek approvals from the CAC, or other competent PRC authorities.

If the company and its subsidiaries harm the national security, public interests, or legitimate rights and interests of citizens and organizations of the People’s Republic of China during its data processing activities, it may still be subject to legal liability by the relevant Chinese authorities.

However, the PRC legal system regarding data security is still evolving, we cannot be certain that the competent PRC authorities would not take a view or that the regulatory regime would not undergo future changes that would be contrary to our opinions above.

Part Ⅲ

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which come into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC.

The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Trial Measures.

We don’t believe that the Company would be deemed as “Indirect Overseas Issuance and Listing” under the Trial Measures, due to the following conditions confirmed by the Company, (i) the Company is a holding company incorporated in the Cayman Islands with operating entity solely based in Hong Kong, a Special Administrative Region of the PRC, it currently does not have, nor does it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) it is not controlled by any PRC entity or individual; (iii) it does not have any operation in the PRC, nor does it have any partnership or cooperation with any PRC entity or individual; (iv) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) it has not employed any PRC natural persons; and (vi) the Company headquartered in Hong Kong with its officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens and all of its revenues and profits are generated by its subsidiaries in Hong Kong, and the Company has not generated revenues or profits from Mainland China in the most recent accounting year.

In our opinion, the Company is not a legally defined Chinese enterprise. it should not be subject to the Trial Measures. Therefore, neither the Company, nor its Operating Subsidiaries in Hong Kong are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate its business and offer the securities being registered to foreign investors.

Since these statements and regulatory actions by the PRC government are newly published, or future changes in this regulatory regime, we cannot be certain that the competent PRC authority will not take a view that is contrary to ours.

Part IV

This Opinion is further subject to the following qualifications:

(a)	This Opinion is limited to the PRC Laws of general application on the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any jurisdiction other than the PRC;

(b)	the PRC Laws referred to herein are laws currently in force and there is no guarantee that any of such laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect;

(c)	this Opinion is intended to be used in the context which is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter; and

(d)	this Opinion is subject to the effects of (i) certain legal or statutory principles affecting the validity and enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney’s fees and other costs, and the waiver of immunity from jurisdiction of any court or from legal process; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

(e)	This Opinion is issued based on our understanding of the current PRC Laws. For matters not explicitly provided under the current PRC Laws, the interpretation, implementation and application of the specific requirements under the PRC Laws are subject to the final discretion of competent PRC legislative, administrative and judicial authorities, and there can be no assurance that the Government Agencies will ultimately take a view that is not contrary to our opinion stated above.

(f)	Unless otherwise stated herein, this Opinion is issued solely based on the Documents we have received from the Company as of the date hereof, except that we may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the Company and Governmental Agencies.

(g)	except as may be expressly described herein, we have not undertaken any independent investigation to determine the existence or absence of any facts and no inference as to our knowledge of the existence or absence of such facts should be drawn from our serving as counsel in giving this letter and no inference as to our knowledge of the existence or absence of any fact shall be drawn from our representation of the Company or the rendering of this Opinion.

(h)	We hold ourselves out as only having legal expertise and our statements in this letter are made only to the extent that a law firm practicing PRC law in PRC.

(i)	This opinion is only for the benefit of the person to whom it is addressed, subject to the condition that such person accepts and acknowledges that this opinion may not be appropriate or sufficient for such person’s purposes, and is strictly limited to the matters expressly stated herein and is not to be read as extending by implication to any other matter in connection with the Offering, the Registration Statement or otherwise, including without limitation any other documents which may be executed and delivered in connection with any transaction contemplated thereunder. Further, this opinion may not be relied upon by any other persons or corporate entities other than the Company, SEC and NASDAQ，and shall not be used for any other purpose or quoted or referred to in any public document or filed with any governmental body or agency without our prior written consent.

(j)	We hereby consent to the use of this Opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name in such Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Guangdong Wesley Law Firm

Guangdong Wesley Law Firm